Mail Stop 3561

      March 16, 2006
Marian M. Durkin
Senior Vice President and General Counsel
AVA Formation Corp.
1411 East Mission Avenue
Spokane, Washington 99202

      Re:	AVA Formation Corp.
		Registration Statement on Form S-4
      Filed February 15, 2006
		File No. 333-131872

		Avista Corporation
		Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 7, 2006
		File No. 1-03701


Dear Ms. Durkin:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-4

General
1. We note that AVA Formation Corp. is a newly formed company and does not meet the requirements for the use of Form S-3.  Please substantially revise to include the information required by Item
14
of Form S-4 with respect to AVA Formation Corp.
2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Form of  Proxy
3. We note that the form of proxy includes a statement that the proxy confers the power to vote shares on the proposal and "such other matters as may properly come before the meeting or any adjournments thereof." Provide an opportunity to specify by boxes a choice between approval or disapproval. Refer to Rule 14a-4(b).
4. Please revise Proposal 2 to refer to the share exchange in connection with the reorganization to a holding company structure.

Front Cover of the Proxy Statement/ Prospectus
5. Please revise the cover page as follows:
* Please limit the front cover to one page;
* Please omit the use of defined terms on the cover and in the prospectus; instead, use abbreviated terms or terms that are clear from their context;
* Please disclose recent stock price information for Avista common stock and the trading symbols for Avista and AVA;
* Please highlight the risk factor reference by separating it from the rest of the paragraph that appears in bold, or in some other manner; please remove the other cross-references to "Proposal Two" since this is not information required by Item 501 of Regulation S-K;
* Please disclose the total number of shares being offered in the share exchange;
* Please identify the person making the proxy solicitation; refer to
Item 4 of Schedule 14; and
* Please revise to clarify that Avista`s common stock will be delisted after the share exchange is consummated.

Additional Information About Avista and AVA, page 1
6. Please move this section so that it appears after the risk factors.

Incorporation of Documents by Reference, page 1
7. We note that you filed on March 7, 2006 your Form 10-K for the fiscal year ended December 31, 2005. Please revise your disclosure to refer to this most recent Form 10-K. See Item 11(a) of Form S-4.

Summary, page 3
8. Please revise to include the information required by Item 5 of
Schedule 14A.
9. Please briefly describe the material differences in the rights of stockholders of Avista and AVA Formation. For instance, it appears that there are differences with respect to cumulative voting to elect directors, the percentage required to approve amendments to the charter will be lowered from 80% to two-thirds, and the preferred purchase right will be eliminated.
10. Please briefly describe the revocability of the proxy.

Holding Company Proposal, page 3
AVA and Avista, page 3
11. For ease of understanding, please include in your summary organizational charts comparing your current structure and the holding company structure. Refer to the Avista Form 425 filed on March 3, 2006.

Selected Avista Financial Information, page 5
12. Please consider the use of the word "unaudited" for the year ended December 31, 2005. While this information appears to be derived from the audited financial statements of Avista for the relevant years, none of it is covered by an audit report and the use of the word unaudited to describe a part of the information may imply that the information presented for the preceding years are audited.

Risk Factors, page 7
13. Your introductory paragraph implies that you are incorporating risk factors by reference. Please note that all material risk factors must be disclosed in the proxy statement/ prospectus. Please revise the introductory paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk Factors section.
14. Please include a risk factor describing the risks of the proposed share exchange and restructuring.
The performance of any new AVA subsidiaries is uncertain, page 7
15. The disclosure in this risk factor appears generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete this risk factor.

Voting Procedures, page 8
16. Please clarify that proxies indicating votes against a proposal will not be used to vote in favor of adjourning or otherwise postponing the meeting to allow for additional voting on the proposal. Otherwise, include a separate proposal describing the procedures for adjourning or postponing a meeting.

Proposal 1 - Election of Directors, page 9
17. We note disclosure indicating the board "has no reason to believe that any nominee will be unable to serve as a director." Please expand your disclosure to state, if true, that each of the nominees has consented to becoming a director. In addition, please file the appropriate written consents. Refer to Rule 438 of Regulation C.
18. Please revise to include all of the information required by Item
7 of Schedule 14A. For example, the business experience during the past five years for Mrs. Blake, Mr. Knight, Dr. Powell and Ms. Stanley is unclear. See Item 401(e) of Regulation S-K.
19. Please substantiate or delete the promotional references appearing in the biographical information of Ms. Stanley. For example, we note disclosure indicating she has held "progressively responsible positions of leadership" and was named one of the "Twenty-Five Women to Watch in Banking."
20. Please identify the two parties to the commercial transaction under the description of Mr. Eiguren`s business experience.

Director and Executive Compensation, page 17
21. Please disclose whether the vesting schedule of options issued to executive officers will accelerate as a result of the company`s restructuring.

Class Action Securities Litigation, page 29
22. To the extent possible, please update the current status of the legal proceedings discussed in this section. Please also explain to us why you do not expect that this lawsuit will have a material adverse effect on your financial condition, results of operations or cash flows. We may have further comment after reviewing your response.

Proposal 2 - Holding Company Proposal, page 30

Corporate Reorganization, page 30
23. Please include a discussion of the background of the reorganization proposal.
24. Please revise to briefly describe the operations of the four business segments of Avista, particularly the segment you categorize as "Other."
25. In the charts appearing on pages 32-34, please revise to explain the difference between a business entity and business segment.

Reasons for Holding Company Proposal, page 34
26. Please balance your disclosure of the potential benefits of the proposed restructuring with equally prominent disclosure of potential negative consequences of the proposal.
27. We note that the holding company structure would permit the use of financing techniques by non-utility businesses. Please describe in greater detail the financing techniques to which you refer.
28. We note disclosure on page 34 indicating that the holding company structure would make it easier for AVA to enter into new businesses within other sectors of the energy industry. We also note disclosure on page 37 indicating that after the effective time of the share exchange, AVA may form new subsidiaries that may engage in businesses that are not related to the energy business. Please identify and describe the businesses you contemplate entering into.

Amendment or Termination of Plan of Exchange, page 37
29. Please explain why you are unable to predict under what circumstances the share exchange might be terminated or abandoned. We may have further comment after reviewing your response.

Material United States Income Tax Consequences, page 38
30. Please note that the signed tax opinion must be filed before the registration statement is declared effective. Please revise your statements that the opinion "will be based...," so that the opinion speaks as of the effective date of the registration statement.
31. We note that you have filed a short-form tax opinion (see
Exhibit
8). Please revise your disclosure so that the prospectus clearly states that the discussion in the tax consequences section of the prospectus is the opinion of Heller Ehrman LLP. Similarly, please revise your tax opinion to clearly state that the discussion in the tax consequences section of the prospectus is counsel`s opinion. In addition, please revise to clarify which statements in the disclosure are the opinions of Heller Ehrman. It is not appropriate to require investors to determine which portions of the disclosure are statements of law and conclusions of law.

Listing of AVA Common Stock, page 46
32. We note that listing AVA common stock on the New York Stock
Exchange is a condition to the consummation of the share exchange. Please further explain this condition, including the timing of the listing with the completion of the share exchange.

Experts, page 49
33. Please update the experts section of the filing to reflect the updating of the financial statements upon your filing of Avista`s
December 31, 2005 Form 10-K.


Proposal 3: Ratification of Appointment of the Independent
Registered..., page 53
34. Please describe the nature of the services comprising the fees disclosed under the category "All Other Fees." Refer to Item
9(e)(4)
of Schedule 14A.

Security Ownership of Management and Others, page 54
35. Please revise to include your principal stockholder, Barclays, in the beneficial ownership table.

Exhibits

Exhibit 23(b) Consent of Independent Registered Public Accounting
Firm
36. Please have your independent registered public accountants` provide an updated consent to the use of their reports on your December 31, 2005 financial statements and on the effectiveness of internal control in the amended filing.

Undertakings
37. Please revise to delete the paragraph pursuant to Item 512(b) of
Regulation S-K since you are a new registrant and therefore not permitted to incorporate by reference Exchange Act documents.

Form 10-K for the fiscal year ended December 31, 2005

Item 1. Business, page 1
38. Please provide support for the qualitative and comparative statements that appear in this section. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. We note the following:

* Avista Utilities expects to continue to be among the industry leaders in performance, value and service in its electric and natural gas utility business.

* Based on Avista Utilities` forecast for electric customer growth of
2.5 percent and natural gas customer growth of 4 percent within its service area, Avista Utilities anticipates retail electric and natural gas load growth will average between 3 and 3.5 percent annually for the next four years.



Item 7. Management`s Discussion and Analysis of Financial
Condition,
page 24
39. Please explain to us, and in future filings discuss, in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in each segment of your business, the nature of your competition, and the consumer demands for your products and services in the geographical markets where you operate and the trends that would affect each segment. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to
SEC Release No. 33-8350.
Executive Level Summary, page 27
40. We note your disclosure indicating that Avista Utilities operating and financial performance is substantially dependent upon, among other things, weather conditions, the price of natural gas and electricity in the wholesale market and weather conditions.
Please
tell us, and in future filings describe more specifically, how these factors affect your operating and financial performance.

Capital Resources, page 51
41. Please tell us, and in future filings discuss, the anticipated effects, if any, that the proposed restructuring of the company will have on future compliance with the financial covenants discussed in this section.

Financial Statements

Consolidated Statements of Cash Flows, page 69
42. Please explain how you classify AFUDC in the statement of cash flows. Please tell us what portion of the allowance relates to equity funds versus capitalized interest expense incurred. If you exclude AFUDC from investing activities, please explain your basis.
Please see footnote 7 to SFAS no. 95. On a different note, can you show us how the AFUDC rate is determined and explain the "maximum allowable rates" referred to under AFUDC.


Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies, page 72

Other Non-Utility Revenues, page 73
43. We presume you are recognizing revenues from the Advanced Manufacturing and Development operations when products are shipped to customers rather than upon delivery of the product to your customers based on the risk of loss as dictated by your shipping terms. Please tell us and disclose your shipping terms. If shipment is not when all of the risks and rewards of ownership are transferred to the customer, provide your basis in GAAP for your revenue recognition policy.

Foreign Currency Translation Adjustment, page 74
44. Your disclosure suggests that Avista Energy Canada, Ltd.`s functional currency is the Canadian dollar. Please address the salient economic factors that support this conclusion pursuant to paragraph 42 of SFAS No. 52.

Depreciation
45. Please explain to us how the hydroelectric depreciation rates include annuity and interest components. In this regard, an example may be informative.

Note 12. Pension Plans and Other Postretirement Benefit Plans,
page
86
46. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 18. Interest Rate Swap Agreements, page 94
47. We are unclear on what your accounting will be in the event regulatory accounting orders are not obtained prior to mandatory cash settlements of your interest rate swaps.  Please help us
understand
your accounting and whether lack of an accounting order would cause
the amounts included in other comprehensive income to be
reclassified
to the net income versus a regulatory liability.   You may want to
provide us a step-by-step analysis of the transaction(s) and the related accounting and rationale for such accounting at each step. On a related note, it appears you classify the cash flows associated with hedges of anticipated debt issuances as a financing activity. Please explain to us in detail the basis for your classification in
this statement.   We may have further comment.

Note 26. Commitments and Contingencies, page 100
California Refund Proceeding
48. You state that based on information currently known to your management, you do not expect that the California refund proceeding will have a material adverse effect on your financial condition, results of operations or cash flows due to netting against counterparty defaults. Please tell us your legal basis for assuming that any refunds you may be obligated to make will be offset by amounts owed to you. Further, tell us your basis in GAAP for offsetting a contingent liability with a contingent recovery. If not, then you should revise your assessment of materiality to eliminate netting the amounts of potential refunds against counterparty defaults. Please revise or advise.

Northeast Combustion Turbine Site
49. Please tell us whether your accrual of the estimated clean-up costs during 2005 was made without consideration of any potential recovery of clean-up costs from Co-op and the engineering firm whom you refer to in this note. Please also tell us the extent to which you may have considered potential rate recovery of such clean up costs in your materiality assumptions. Refer to SAB Topic 10:F.

Item 9A. Controls and Procedures
50. We note your statement that disclosure controls and procedures can only provide "reasonable assurance" of achieving their control objectives. In future filings, please revise to state that your disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release
33-8238.


* * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or
Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions.



						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	J. Anthony Terrell, Esq.
	Dewey Ballantine LLP
	Fax: (212) 259-6333
??

??

??

??

Marian M. Durkin
AVA Formation Corp.
March 16, 2006
Page 12